UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13a or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: October 2022 File No.: 001-31891

TransGlobe Energy Corporation

(Translation of Registrant’s Name into English)

#900, 444 - 5th Avenue S.W., Calgary, AB T2P 2T8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ ] Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):[ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

[ ]

Exhibit Number	Description
99.1	TransGlobe Energy Corporation Announces Court Approval for the Plan of Arrangement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation
(Registrant)

Date: October 12, 2022	By: /s/ Edward Ok/
Edward Ok
Chief Financial Officer